CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
MEDIUM-TERM NOTES, SERIES I, FLOATING RATE NOTES DUE 2021	$750,000,000	$97,350
(1) Excludes accrued interest, if any.
(2) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PRICING SUPPLEMENT NO. 33	Filed Pursuant to Rule 424(b)(3)
Dated January 9, 2020 to	Registration No. 333-217029
PROSPECTUS SUPPLEMENT
Dated March 30, 2017 and
PROSPECTUS
Dated March 30, 2017
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES I, FLOATING RATE NOTES DUE 2021

SUBJECT	FINAL PRICING DETAILS
Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series I, Floating Rate Notes Due 2021
Form of Security:	Global Note
Format:	SEC Registered-Registration Statement Number 333-217029
Trade Date/Pricing Effective Time:	January 9, 2020
Settlement Date (Original Issue Date):	January 13, 2020
Maturity Date:	November 12, 2021
Principal Amount:	$750,000,000
Price to Public (Issue Price):	100.000%
Dealer’s Commission:	0.125% (12.5 basis points)
All-in-price:	99.875%
Net Proceeds to Issuer:	749062500
Interest Rate Basis (Benchmark):	3 Month USD LIBOR (except for the Initial Interest Rate, which shall be 1 Month USD LIBOR)
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	+20.0 basis points (0.20%)
Spread Multiplier:	N/A
Spread/Spread Multiplier Reset Option:	N/A
Optional Reset Dates (only applicable if option to reset spread or spread multiplier):	N/A
Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):	N/A
Specified Currency:	U.S. Dollars
Option to Elect Payment in U.S. Dollars (only applicable if Specified Currency is other than U.S. Dollars):	N/A

Authorized Denominations (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Historical Exchange Rate (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A
Initial Interest Rate:	1 Month USD LIBOR as of two (2) London Business Days prior to the Original Issue Date plus the Spread
Interest Reset Periods and Dates:	Quarterly on the 12th of February, May, August and November of each year prior to the Maturity Date
Interest Determination Dates:	Quarterly, two (2) London Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the 12th of February, May, August and November, commencing February 12, 2020 (short first coupon) and ending on the Maturity Date
Stated Maturity Extension Option:	N/A
Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity):	N/A
Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity):	N/A
Original Issue Discount Note:	N/A
Total Amount of OID:	N/A
Terms of Amortizing Notes:	N/A
Redemption Date(s):	N/A
Redemption Price:	N/A
Repayment Date(s):	N/A
Repayment Price(s):	N/A
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers &Bookrunners:	Barclays Capital Inc. (23.340%)
J.P. Morgan Securities LLC (23.330%)
SG Americas Securities, LLC (23.330%)
Co-Managers:	ANZ Securities, Inc. (0.811%)
BBVA Securities Inc. (0.541%)
BNP Paribas Securities Corp. (2.297%)
BNY Mellon Capital Markets, LLC (0.541%)
Commerz Markets LLC (1.757%)
Deutsche Bank Securities Inc. (2.297%)
HSBC Securities (USA) Inc. (2.297%)
ICBC Standard Bank Plc (0.811%)
ING Financial Markets LLC (2.297%)
Itau BBA USA Securities, Inc. (0.541%)
KBC Securities USA LLC (0.811%)
Lloyds Securities Inc. (2.297%)
Loop Capital Markets LLC (1.351%)
Mischler Financial Group, Inc. (0.676%)

Mizuho Securities USA LLC (1.216%)
Scotia Capital (USA) Inc. (1.081%)
SMBC Nikko Securities America, Inc. (0.541%)
Standard Chartered Bank (1.351%)
TD Securities (USA) LLC (2.297%)
U.S. Bancorp Investments, Inc. (2.297%)
Wells Fargo Securities, LLC (1.216%)
Westpac Capital Markets LLC (0.676%)

ICBC Standard Bank Plc is restricted in its US securities dealings under the Bank Holding Company Act and is not a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes in the United States. ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes for offer and/or sale in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Billing and Delivery Agent:	SG Americas Securities, LLC
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	14913Q3D9

Other Provisions:
Uncertainty relating to the calculation of LIBOR and its potential discontinuance may materially adversely affect the value of the Notes.
Regulators and law enforcement agencies from a number of governments have conducted investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks surveyed by the British Bankers’ Association (the “BBA”) in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the Financial Services Authority in order to resolve the investigations.  Since April 2013, the U.K. Financial Conduct Authority (“FCA”) has regulated LIBOR.
Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined, its discontinuance, or the establishment of alternative reference rates. In particular, on July 27, 2017, the FCA announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York.  A number of offerings of securities that include such an alternative rate have now been completed. At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR, or the establishment of alternative reference rates may have on LIBOR. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR may materially adversely affect the trading market for and the value of the Notes, the interest on which is determined by reference to LIBOR.
Although the Notes provide for alternative methods of calculating the interest rate payable on the Notes if LIBOR is not reported (see “―Calculation of LIBOR” below), which include requesting certain rates from major reference banks, determining a market accepted alternative rate or using LIBOR for the immediately preceding interest period, any of these alternative methods may result in interest rates and/or payments that are materially lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on the Notes if the LIBOR rate was available in its current form. The final alternative method sets the interest rate at the same rate as the immediately preceding interest period. The Notes would then bear a fixed rate of interest and, in the event market interest rates rise thereafter, could decline in value because the premium, if any, over market rates will decline.
Other floating rate debt securities issued by other issuers, by comparison, may be subject in similar circumstances to different procedures for the establishment of alternative reference rates. Any of the foregoing may have a material adverse effect on the amount of interest payable on the Notes, or the market liquidity and market value of the Notes.
Calculation of LIBOR
The LIBOR calculation provisions contained in the section “Description of Notes—Interest Rate—LIBOR Notes” in the Issuer’s Medium-Term Notes Prospectus Supplement dated March 30, 2017 are hereby replaced by the following:
“(i) The rate for deposits in the LIBOR currency having the index maturity designated by us in the applicable pricing supplement, as such rate is displayed on Reuters on the Designated LIBOR Page (as defined below) as of 11:00 a.m., London time, on such LIBOR interest determination date. If no such rate so appears, LIBOR on such LIBOR interest determination date will be determined in accordance with the provisions described in clause (ii) below.
(ii) With respect to a LIBOR interest determination date on which no rate is displayed on the Designated LIBOR Page as specified in clause (i) above, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the agents) in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in the LIBOR currency for the period of the index maturity specified in the applicable pricing supplement, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR interest determination date and in a principal amount that is representative of a single transaction in the LIBOR currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR interest determination date will be the arithmetic mean calculated by the calculation agent of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR interest determination date will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 a.m., in the applicable principal financial center, on such LIBOR interest determination date by three major banks (which may include affiliates of the agents) in such principal financial center selected by the calculation agent for loans in the LIBOR currency to leading European banks, having the index maturity specified in the applicable pricing supplement, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in the LIBOR currency in such market at such time; provided, however, that, subject to clause (iii) below, if the banks so selected by the calculation agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR interest determination date shall be LIBOR in effect on such LIBOR interest determination date.
(iii) Notwithstanding clause (ii) above, if we or the calculation agent determine that LIBOR has been permanently discontinued, the calculation agent will use, as a substitute for LIBOR and for each future interest determination date, the alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice regarding a substitute for LIBOR (the “Alternative Rate”). As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the Notes. Notwithstanding the foregoing, if the calculation agent determines, following consultation with us, that there is no alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice regarding a substitute for LIBOR, (i) U.S. Bank Trust National Association shall have the right to resign as calculation agent in respect of the Notes and (ii) we will appoint, in our sole discretion, a new calculation agent to replace U.S. Bank Trust National Association, solely in its role as calculation agent in respect of the Notes, to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us, the trustee and the holders of the relevant series of floating rate notes. If, however, the calculation agent determines that LIBOR has been permanently discontinued, but for any reason an Alternative Rate has not been determined, LIBOR determined as of such LIBOR interest determination date shall be LIBOR in effect on such LIBOR interest determination date.”
Notice to European Economic Area Investors
This communication has been prepared on the basis that any offer of notes in any member state of the European Economic Area (“EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that member state of notes which are the subject of the offering contemplated in this communication may only do so with respect to Qualified Investors.  Neither the Issuer nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Notice to Swiss Investors
The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Neither this pricing supplement nor any accompanying prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors provided there is no publicity for the notes in Switzerland and no Swiss prospectus requirements are triggered. This pricing supplement and accompanying prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this pricing supplement and accompanying prospectus and prospectus supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT. THE INTEREST RATES ON THE NOTES MAY BE CHANGED BY CATERPILLAR FINANCIAL SERVICES CORPORATION FROM TIME TO TIME, BUT ANY SUCH CHANGE WILL NOT AFFECT THE INTEREST RATE ON ANY NOTES OFFERED PRIOR TO THE EFFECTIVE DATE OF THE CHANGE.

ACTIVE 253019060